SECURITIES AND EXCHANGE COMMISSION
                            	WASHINGTON, D.C.  20549

                                    	FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
	Commission File Number 1-9312

                          	AMERICAN LIST CORPORATION
             	(Exact name of registrant as specified in its charter)

        	330 Old Country Road, Mineola, New York 11501, (516) 248-6100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    	Common Stock, par value $.01 per share
          	(Title of each class of securities covered by this Form)

                                 	None
           	(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

	Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

	Rule 12g-4(a)(1)(i)  [x]	Rule 12h-3(b)(1)(ii) [ ]
	Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i)  [ ]
	Rule 12g-4(a)(2)(i)  [ ]	Rule 12h-3(b)(2)(ii) [ ]
	Rule 12g-4(a)(2)(ii) [ ]	Rule 15d-6           [ ]
	Rule 12h-3(b)(1)(i)  [ ]

	Approximate number of holders of record as of the certification or
notice date:    1

	Pursuant to the requirements of the Securities Exchange Act of 1934, American List Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  July 11, 1997			AMERICAN LIST CORPORATION

						By:  /s/ Martin Lerner
							Martin Lerner
							President